U. S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 10-SB/A
                             (Amendment No. 2)


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT
OF 1934.

                   ECLIPSE ENTERTAINMENT GROUP, INC.
            (Name of Small Business Issuer in its charter)

            Nevada                                      91-1766849
(State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization                 Identification No.)

10900 N.E. 8th Street, Suite 900, Bellevue, Washington        98004
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number:  (425) 990-5969


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                       each class is to be registered

        None.                                        None

Securities to be registered pursuant to Section 12(g) of the Act:

                             Common Stock
                           (Title of Class)

                                 None
                            (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)  Business Development.

Eclipse Entertainment Group, Inc. ("Company") was incorporated on January 27, 1997 in the State of Nevada with the objective of satisfying a worldwide demand for quality, American entertainment that is developed under carefully managed budgets. Company will work to establish a network of foreign and domestic buyers to produce or acquire programming that directly meets their needs in terms of content and cost. The Company currently has no employees, other than the officers and directors, but anticipates adding. Therefore, the business activities of the Company are handled by these individuals.

(b)  Business of the Company.

The Business objectives of the Company, as developed by its Board of Directors, are strongly focused on the production and acquisition of action oriented feature films with strong domestic and universal appeal that have been developed and/or produced within well managed low to medium budgets. The Company intends to develop a well integrated portfolio of these feature films by producing or co-producing one or two action feature films each year and by acquiring the rights to other similar films which are available at attractive prices.

The Company has entered into a distribution agreement with Westar Entertainment, Inc. on January 1, 1998 pursuant to which this firm markets the Company's products both domestically and worldwide (attached as Exhibit 10.1 to this Form 10-KSB) (thus, the Company will be obligated to distribute its films exclusively through this company). Under this agreement, the Company and Westar Entertainment, Inc. will share distribution revenues on a 50-50 basis. Working with Westar Entertainment, Inc., the Company is working toward establishing a strong network of domestic and foreign buyers and will produce and/or acquire motion pictures that meet their needs in terms of content and cost. The Company intends to develop its portfolio to respond quickly and effectively to market needs, and has attended and will continue to attend the major film markets in order to stay in touch with the dictates of the domestic and international markets. The major markets include the American Film Market ("AFM") in Santa Monica, California, the Cannes Film Market (Marche du Film de Cannes) in Cannes, France, and MIFED ("E.P. Fiera Internazionale Di Milano") in Milan, Italy.

The Company has acquired the worldwide distribution rights to the action/adventure films Beretta's Island and Double Cross through a distribution agreement dated September 2, 1997, with Franco Columbu, an officer and director of the Company (this agreement also covered another film to be called Assault of the Lost Goddess, which was not produced) (see Exhibit 10.2 of this Form 10-SB). The Company paid the sum of $75,000 for the rights to Beretta's Island and $150,000 for the rights to Double Cross; the gross receipts from the distribution from each film are to be shared equally.

In addition, the Company has entered into a distribution agreement dated January 30, 1997 with Pinoy Productions, Inc. covering the martial arts film The Process (Arthur Birzneck, an officer and director of the Company, is also President of that company) (see Exhibit 10.3 to this Form 10-SB). The Company paid the sum of $100,000 for the rights to The Process; the gross receipts are to be shared as follows: (a) on gross receipts to $250,000 U.S.: 100% to the Company; (b) on gross receipts between $250,000 U./S. and $1,000,000 U.S.: 75% to the Company and 25% to
the licensor; (c) on gross receipts between $1,000,000 U.S. and $2,500,000 U.S.: 80% to the Company and 20% to the licensor; and
(d) on gross receipts above $2,500,000 U.S.: 85% to the Company and 15% to the licensor. As yet, the Company has not made any actual distribution of these films.

Beretta's Island stars Franco Columbu (MR. OLYMPIA) and Ken Kercheval with a special appearance by Arnold Schwartzenegger. Double Cross stars Franco Columbu, William Smith (Conan), Frank Stallone and Barbara Niven. The Process stars and is directed by Ernie Reyes, Jr. (Red Sonja, Ninja Turtles I & II), Cori Nemec (Drop Zone) and Ernie Reyes, Sr. (Surf Ninjas).

Although the Company is, at the moment, focused on the production, co-production and acquisition of low to medium budget action films, it is also within its mandate to branch out into similar genres of television programming as well as documentaries and docudramas within budgetary constraints. Longer-range projects include the acquisition of a movie studio project in Sardinia, Italy, the formation or acquisition of a domestic video label, and acquisition of a music division. However, such projects are only possibilities and may not be realized. The Company does not currently have any agreements, commitments, or understandings to make any acquisitions.

(1)  The Motion Picture Industry.

The business of the motion picture industry may be broadly divided into two major segments: production, involving the development, financing and making of motion pictures, and distribution, involving the promotion and exploitation of completed motion pictures in a variety of media.

Historically, the largest companies, the so-called "Majors" and "mini-Majors," have dominated the motion picture industry by both producing and distributing a majority of the motion pictures which generate significant box office receipts. Over the past decade, however, "Independents" or smaller film production and distribution companies, such as the Company, have played an increasing role in the production and distribution of motion pictures to fill the increasing worldwide demand for filmed entertainment product.

The Majors (and mini-Majors) include Universal Pictures, Warner Bros. Pictures, Metro-Goldwyn-Mayer Inc., Twentieth Century Fox Film Corporation, Paramount Pictures Corporation, Sony Pictures Entertainment (including Columbia Pictures, TriStar Pictures and Triumph Releasing) and The Walt Disney Company (Buena Vista Pictures, Touchstone Pictures and Hollywood Pictures). Generally, the Majors own their own production studios (including lots, sound stages and post-production facilities), have nationwide or worldwide distribution organizations, release pictures with direct production costs generally ranging from $25,000,000 to $75,000,000, and provide a continual source of pictures to film exhibitors. In addition, some of the Majors have divisions which are promoted as "independent" distributors of motion pictures. These "independent" divisions of Majors include Miramax Films (a division of The Walt Disney Company), Sony Classics (a division of Sony Pictures), The Samuel Goldwyn Company (a division of Metro-Goldwyn-Mayer), October Films (a division of Universal), New Line (a division of Time Warner) and its Fine Line distribution label, and Republic Pictures (a division of Viacom).

In addition to the Majors, the Independents engaged primarily in the distribution of motion pictures produced by companies other than the Majors include, among others, Trimark Holdings and Artisan Entertainment. The Independents typically do not own production studios or employ as large a development or production staff as the Majors.

The Process, Beretta's Island, and Double Cross are termed "independent feature films". This means that the movies were produced without the initial backing of a major studio. During the past decade independents enjoyed cash support from major studios. With the resurgence of independent filmmaking, production companies are gearing up again and independent distributors are returning to the market.

The motion picture industry recently completed its second straight record-breaking year both in the US and overseas. In 1999, U.S. ticket sales totaled $7.5 billion, up from $6.95 billion in 1998 (Associated Press, Dec. 28, 1999). 1999 ticket sales of roughly 1.5 billion were the highest in 40 years. Domestic box office totals for the first quarter of 2000 have already exceeded the same period last year by 10.1% or $135 million (AC Neilsen EDI, Inc.).

In the US, sixteen new releases surpassed the $100 million mark led by the latest "Star Wars" episode, "The Phantom Menace"
(Variety).   Also, topped by "The Phantom Menace", 18 films
scored more than $100 million at the overseas box office during 1999 (Hollywood Reporter).

It was a good year for smaller films as the independent feature "The Blair Witch Project" led the way with domestic box office receipts of $141 million and an international box office of $79 million (Variety). Other low budget features such as "American Beauty", "Being John Malkovich" and "Boys Don't Cry" left their mark both at the box office and at the Academy Awards.

This strong performance has been felt at all levels of the film industry, especially this year's American Film Market in Santa Monica, California. For an increasing number of international buyers and sellers at this year's AFM, there is a feeling that countries around the globe are again hungry for product and actually buying it (Variety, March 1,2000). Although the movie industry has experienced substantial recent growth, there is no assurance that the Company will participate in any future growth in this industry.

(2)  Motion Picture Production And Financing.

The production of a motion picture usually involves four steps: development, pre-production, production and post-production. The development stage includes developing a concept internally, or obtaining an original screenplay or a screenplay based on a pre-existing literary work, or acquiring and rewriting a screenplay. Creative personnel may be contacted to determine availability and for planning the timing of the project, or in some cases actually hired. In pre-production, a budget is prepared, the remaining creative personnel, including a director, actors and various technical personnel are hired, shooting schedules and locations are planned and other steps necessary to prepare for principal photography are completed. Production is the principal photography of the project and generally continues for a period of not more than three months. In post-production, the film is edited and synchronized with music and dialogue and, in certain cases, special effects are added. The final edited synchronized product, the negative, is used to manufacture release prints suitable for public exhibition.

The production of a motion picture requires the financing of the direct and indirect overhead costs of production. Direct production costs include film studio rental, cinematography, post-production costs and the compensation of creative and other production personnel. Distribution costs (including costs of advertising and release prints) are not included in direct production costs.

The Majors generally have sufficient cash flow from their motion picture and related activities, or in some cases, from unrelated businesses (e.g., theme parks, publishing, electronics, and merchandising) to pay or otherwise provide for their production costs. Overhead costs are, in substantial part, the salaries and related costs of the production staff and physical facilities which the Majors maintain on a full-time basis. The Majors often enter into contracts with writers, producers and other creative personnel for multiple projects or for fixed periods of time.

Independents generally avoid incurring substantial overhead costs by hiring creative and other production personnel and retaining the other elements required for pre-production principal photography and post-production activities only on a project-by-project basis. Unlike the Majors, Independents also typically finance their production activities from various sources, including bank loans, "pre-sales," equity offerings and joint ventures. Independents generally attempt to complete their financing of a motion picture production prior to commencement of principal photography, at which point substantial production costs begin to be incurred and require payment.

"Pre-sales" are often used by Independents to finance all or a portion of the direct production costs of a motion picture. Pre-sales consist of fees or advances paid or guaranteed to the producer by third parties in return for the right to exhibit the completed motion picture in theatres or to distribute it in home video, television, international or other ancillary markets. Independents with distribution capabilities may retain the right to distribute the completed motion picture either domestically or in one or more international markets. Other independents may separately license theatrical, home video, television, international and other distribution rights among several licensees. Payment commitments in a pre-sale are typically subject to delivery and to the approval of a number of prenegotiated factors, including script, production budget, cast and director.

Both Majors and Independents often acquire motion pictures for distribution through an arrangement known as a negative pickup" under which the Major or Independent agrees to acquire from another production company some or all rights to a film upon its completion. The Independent often finances production of the motion picture pursuant to financing arrangements with banks or other lenders wherein the lender obtains a security interest in the film and in the Independent's rights under its distribution arrangement. When the Major or Independent "picks up" the completed motion picture, it may assume some or all of the production financing indebtedness incurred by the production company in connection with the film. In addition, the Independent is often paid a production fee and is granted a participation in the profits from distribution of the motion picture.

Both Majors and Independents often grant third-party participations in connection with the distribution and production of a motion picture. Participations are contractual rights of actors, directors, screenwriters, producers, owners of rights and other creative and financial contributors entitling them to share in revenues or profits (as defined in the respective agreements) from a particular motion picture. Except for the most sought-after talent, participations are generally payable only after all distribution and marketing fees and costs, direct production costs (including overhead) and financing costs are recouped by the producer in full.

(3)  Motion Picture Distribution.

Distribution of a motion picture involves the domestic and international licensing of the picture for (i) theatrical exhibition, (ii) home video, (iii) presentation on television, including pay-per-view, video-on-demand, satellites, pay cable, network, basic cable and syndication, (iv) non-theatrical exhibition, which includes airlines, hotels, armed forces facilities and schools and (v) marketing of the other rights in the picture, which may include books, CD-ROMs, merchandising and soundtrack recordings.

Theatrical Distribution and Exhibition. Motion pictures are often exhibited first in theatres open to the public where an admission fee is charged. Theatrical distribution involves the manufacture of release prints; licensing of motion pictures to theatrical exhibitors; and promotion of the motion picture through advertising and promotional campaigns. The size and success of the promotional and advertising campaign may materially affect the revenues realized from its theatrical release, generally referred to as "box office gross." Box office gross represents the total amounts paid by patrons at motion picture theatres for a particular film, as determined from reports furnished by exhibitors. The ability to exhibit films during summer and holiday periods, which are generally considered peak exhibition seasons, may affect the theatrical success of a film. Competition among distributors to obtain exhibition dates in theatres during these seasons is significant. In addition, the costs incurred in connection with the distribution of a motion picture can vary significantly depending on the number of screens on which the motion picture is to be exhibited and the ability to exhibit motion pictures during peak exhibition seasons. Similarly, the ability to exhibit motion pictures in the most popular theatres in each area can affect theatrical revenues. Exhibition arrangements with theatre operators for the first run of a film generally provide for the exhibitor to pay the greater of 90% of ticket sales in excess of fixed amounts relating to the theatre's costs of operation and overhead, or a minimum percentage of ticket sales which varies from 40% to 70% for the first week of an engagement at a particular theatre, decreasing each subsequent week to 25% to 30% for the final weeks of the engagement. The length of an engagement depends principally on the audience response to the film.

Home Video. The home video distribution business involves the promotion and sale of videocassettes and videodiscs to video retailers (including video specialty stores, convenience stores, record stores and other outlets), which then rent or sell the videocassettes and videodiscs to consumers for private viewing. The home video marketplace now generates total revenues greater than the domestic theatrical exhibition market.

Major feature films are usually scheduled for release in the home video market four to six months after theatrical release to capitalize on the recent theatrical advertising and publicity for the film. Promotion of new home video releases is generally undertaken during the nine to twelve weeks before the home video release date. Videocassettes of feature films are generally sold to domestic wholesalers on a unit basis. Unit-based sales typically involve the sales of individual videocassettes to wholesalers or distributors at $50.00 to $60.00 per unit and generally are rented by consumers for fees ranging from $1.00 to $5.00 per day (with all rental fees retained by the retailer). Wholesalers who meet certain sales and performance objectives may earn rebates, return credits and cooperative advertising allowances. Selected titles including certain made-for-video programs, are priced significantly lower to encourage direct purchase by consumers. The market for direct sale to consumers is referred to as the "priced-for-sale" or "sell-through" market.

Technological developments, including videoserver and compression technologies which regional telephone companies and others are developing, and expanding markets for DVD and laser discs, will make competing delivery systems economically viable and will significantly impact the home video market generally and, as a consequence, the Company's home video revenues.

Pay-per-view. Pay-per-view television allows cable television subscribers to purchase individual programs, primarily recently released theatrical motion pictures, sporting events and music concerts, on a "per use" basis. The fee a subscriber is charged is typically split among the program distributor, the pay- per-view operator and the cable operator.

Pay Cable. The domestic pay cable industry (as it pertains to motion pictures) currently consists primarily of HBO/Cinemax, Showtime/The Movie Channel, Encore/Starz and a number of regional pay services. Pay cable services are sold to cable system operators for a monthly license fee based on the number of subscribers receiving the service. These pay programming services are in turn offered by cable system operators to subscribers for a monthly subscription fee. The pay television networks generally acquire their film programming by purchasing the distribution rights from motion picture distributors.

Non-Theatrical Markets. In addition to the distribution media described above, a number of sources of revenue exist for motion picture distribution through the exploitation of other rights, including the right to distribute films to airlines, schools, libraries, hotels, armed forces facilities and hospitals.

International Markets. The worldwide demand for motion pictures has expanded significantly as evidenced by the development of new international markets and media. This growth is primarily driven by the overseas privatization of television stations, introduction of direct broadcast satellite services, growth of home video and increased cable penetration.

(4)  Motion Picture Acquisition.

In addition to its own production activities, the Company continually seeks to acquire rights to films and other programming from Independent film producers, distribution companies and others in order to maximize the number of films it can distribute in the emerging new delivery systems. To be successful, the Company must locate and track the development and production of numerous independent feature films.

Types of Motion Pictures Acquired. The Company generally seeks to produce or acquire motion pictures of the action and action/adventure genres which will individually appeal to a targeted audience. The Company will be very selective in acquiring higher budget (over $10,000,000) films because of the interest that the Majors have shown in acquiring such films, and the associated competition and higher production advances, minimum guarantees and other costs. The Company will acquire projects when it believes it can limit its financial risk on such projects through, for example, significant presales, and when it believes that a project has significant marketability. In most cases, the Company will attempt to acquire rights to motion pictures with a recognizable marquis "name" personality with public recognition, thereby enhancing promotion of the motion pictures in the home video or international markets. The Company believes that this approach increases the likelihood of producing a product capable of generating positive cash flow, ancillary rights income and the possibility of a theatrical release.

Methods of Acquisition. The Company will typically acquires films on either a "pick-up" basis or a "pre-buy" basis. The "pick-up" basis refers to those films in which the Company acquires distribution rights following completion of most or all of the production and post-production process. These films will generally be acquired after management of the Company has viewed the film to evaluate its commercial viability.

The "pre-buy" basis refers to films in which the Company will acquire distribution rights prior to completion of a substantial portion of production and post-production. Management's willingness to acquire films on a pre-buy basis is based upon factors generally including the track record and reputation of the picture's producer, the quality and commercial value of the screenplay, the "package" elements of the picture, including the director and principal cast members, the budget of the picture and the genre of the picture. Before making an offer to acquire rights in a film on a pre-buy basis, the Company may work with the producer to modify certain of these elements. Once the modifications are considered acceptable, the Company's obligation to accept delivery and make payment will be conditioned upon receipt of a finished film conforming to the script reviewed by the Company and other specifications considered important by the Company.

Sources of Distribution Rights. Typically, projects will be submitted directly to the Company for consideration. The Company will rely upon the personal contacts of its senior officers which have been generated through their prior business and personal dealings with Majors, other Independents, legal and accounting firms, business management firms, talent agencies, production lenders and personal managers who are actively involved in the production community.

Acquisition Process. If the Company locates a motion picture project which it believes satisfies its criteria, the Company may pay an advance or a guaranteed minimum payment conditioned upon delivery of a completed film ("minimum guarantee") against a share or participation in the revenue actually received by the Company from the exploitation of a film in each licensed media. The minimum guarantee is generally paid prior to the film's release. Typically, the Company will recoup the minimum guarantee and certain other amounts from the distribution revenues realized by the Company prior to paying any additional revenue participation to the production company.

Film Library. The Company's distribution rights, which may include either worldwide, foreign, or domestic rights, will generally range from an initial licensing cycle of seven to 21 years to perpetuity.

(5)  Feature Film Production.

The Company intends to produce one or more low-budget films each year. The Company generally intends to retain distribution rights for licensing to third parties internationally. The Company's films generally will be distributed by third parties domestically or are limited to international distribution. In unique circumstances, the Company may undertake limited domestic distribution or co-distribution activities.

The Company's feature film strategy generally will be to develop and produce feature films when the production budgets for the films are expected to be substantially covered through a combination of pre-sales, output arrangements, equity arrangements and production loans with "gap" financing. To further limit the Company's financing risk or to obtain production loans, the Company often intends to purchase completion bonds to guarantee the completion of production.

ITEM 2.  PLAN OF OPERATION.

(a)  Twelve Month Plan of Operation.

The following discussion should be read in conjunction with the financial statements of the Company and notes thereto contained elsewhere in this report. Also, please refer to the subsequent section entitled Risk Factors Connected with Plan of Operation.

For the period from the Company's inception through December 31, 1999, there were no revenues and operating activities related primarily to establishing the management and operating infrastructure. The Company created the ability to acquire and license worldwide or sell distribution rights to independently produced feature films. The Company can obtain rights to motion pictures at various stages of completion (either completed, in production or in development) and licenses distribution rights (including video, pay television, free television, satellite and other ancillary rights) of motion pictures to various sub-distributors in the United States and in foreign markets.

The Company has a limited operating history.  The
Company must establish and maintain distribution on current rights to motion pictures, implement and successfully execute its business and marketing strategy, provide superior distribution of motion pictures, anticipate and respond to competitive developments and attract and retain qualified personnel. There is no assurance that the Company will be successful in addressing these needs.

Film costs represent a major component of the Company's assets. Film costs represent those costs incurred in the acquisition and distribution of motion pictures or in the acquisition of distribution rights to motion pictures. This includes minimum guarantees paid to producers or other owners of film rights, recoupable distribution and production costs. The Company will amortize film costs using the individual film forecast method under which film costs are amortized for each film in the ratio that revenue earned in the current period for such film bears to management's estimate of the total revenue to be realized from all media and markets for such film. The Company currently has not generated revenues from such film costs, however, management believes that distribution will commence in the early part of the year 2000.
Net income in future years is in part dependent upon the Company's amortization of its film costs and may be significantly affected by periodic adjustments in such amortization.

The Company typically acquires distribution rights in a motion picture for a specified term in one or more territories and media. In some circumstances, the Company also acquires the copyright to the motion picture. The arrangements the Company enters into to acquire rights may include the Company agreeing to pay an advance or minimum guarantee for the rights acquired and/or agreeing to advance print and advertising costs, obligations which are independent of the actual financial performance of the motion picture being distributed. The risks incurred by the Company dramatically increase to the extent the Company takes such actions.

The Company also incurs significant risk to the extent it engages in development or production activities itself. The Company may, in certain circumstances, reduce some of the foregoing risks by sub-licensing certain distribution rights in exchange for minimum guarantees from sub-licensees such as foreign sub-distributors. The investment by the Company in a motion picture includes the cost of acquisition of the distribution rights (including any advance or minimum guarantee paid to the producer), the amount of the production financed, and the marketing and distribution costs borne.

General and administrative expenses consist of related general corporate functions, including marketing expenses, professional service expenses and travel. The Company expects general and administrative expenses to increase as it commences to promote and market its motion picture distribution rights.

Since inception, the Company has financed operations primarily through private placements of common stock. The Company has significant ongoing liquidity needs to support its existing business and continued growth. The Company may seek additional funding through public or private financing or other arrangements prior to such time. Adequate funds may not be available when needed or may not be available on favorable terms. If funding is insufficient at any time in the future, the Company may be unable to develop or enhance its service offering, take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on the business, operating results and financial condition.

Net cash used in operating activities for the year ended December 31, 1999 was approximately $113,000. The net cash used in operating activities can be substantially attributed to the net loss incurred to date. Net cash provided by financing activities was approximately $115,000 for the year ended December 31, 1999 resulting from the issuance of common stock through private placements.

Over the next 12 months the Company will continue to attend all major sales markets to sell its film products. The Company's existing capital will not be sufficient to meet the Company's cash needs, including costs of its registration and complying with its continuing reporting obligations under the Securities Act of 1934. Accordingly, additional capital will be required.

(b)  Risk Factors Connected with Plan of Operation.

Limited Operations.

The Company has only limited operations and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities and prospect development, it has no record of any revenue-producing operations. Consequently, there is only a limited operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed.

Adequacy of Funding.

Current funds available to the Company will not be adequate for it to be competitive in the areas in which it intends to operate. Therefore, the Company will need to raise additional funds in order to fully implement its business plan. The Company will attempt to raise approximately $1.5 million in additional funds over the next 12 months through a private placement for production of its next feature film. However, there can be no assurance that the Company will be successful in raising such additional funds. Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash.

The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

Competition.

The Company may experience substantial competition in its efforts to locate and attract customers for its products. Many competitors in the motion picture industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive products. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company' profitability or viability.

Influence of Other External Factors.

The motion picture industry in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' discretionary spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Regulatory Factors.

Possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with the business of the Company, the extent of which cannot be predicted. The exact affect of such legislation cannot be predicted until it is proposed.

Reliance on Management.

The Company's success is dependent upon the hiring and retention of key personnel. None of the officers or directors has any employment or non-competition agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

Conflicts of Interest.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

Forward-Looking Statements.

The foregoing Plan of Operation "forward looking statements" within the meaning of Rule 175 under the Securities Act of 1933, as amended, and Rule 3b-6 under the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements."

Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company currently believes that its systems are Year 2000 compliant in all material respects. The Company estimates that it has incurred minimal costs of less than $10,000 related to its Year 2000 initiative. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers) or material costs caused by undetected errors or defects in the technology used in its internal systems. Furthermore, the purchasing patterns of customers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its potential material suppliers. The Company's Year 2000 plans are based on management's best estimates.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Registrant maintains executive offices at 10900 NE 8th
Street,  Suite 900, Bellevue, Washington, 98004.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of the Company's common stock as of March 31, 2000 (12,016,140 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all directors and executive officers of the Company as a group:

Title of     Name and Address of          Amount of     Percent of
Class         Beneficial Owner            Beneficial       Class
                                          Ownership (1)

Common       Northwest Capital            2,605,520         21.68&
Stock        Partners, L.L.C.
             10900 N.E. 8th Street
             Bellevue, WA 98004

Common       Arthur Birzneck                424,500          3.53%
Stock        16766 16th Avenue
             Surrey, British Columbia
             V4P 2P7

Common       Brent Nelson                   165,750          1.38%
Stock        10900 N.E. 8th Street
             Bellevue, WA 98004

Common       Franco Columbu                  68,750          0.57%
Stock        1732 South Sepulveda Blvd.
             Los Angeles, CA 90025

Common       David Gideon Thomas                  0          0.00%
Stock        1732 South Sepulveda Blvd.
             Los Angeles, CA 90025

Common       John G. Smith                        0          0.00%
Stock        1185 West Georgia Street
             Suite 910
             Vancouver, British Columbia
             V6E 4E6

Common       Shares of all directors and  3,264,520         27.17%
Stock        executive officers as a
             group (5 persons)

(1) Except as noted in footnote 2 below, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them

(2) This figure also includes the 2,605,520 shares owned by Northwest Capital Partners, L.L.C. since Mr. Nelson is the managing director of this firm.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The names, ages, and respective positions of the directors and officers of the Company are set forth below. The Directors named below will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement, of which none currently exist or are contemplated. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Messrs. Thomson, Columbu, and Smith joined the Company as directors on May 1, 1999.

David Gideon Thomson, Chairman of the Board.

Mr. Gideon Thomson, age 62, is a British entertainment consultant, executive and producer. He has been semi-retired for the last five years. Prior to that, he held top management positions including Managing Director of Polytel (Polygram's film and TV division), Deputy Chairman of the Robert
Stigwood Organization and Chairman of Charisma Records and
Films. During his tenure at Polytel and Robert Stigwood, Mr. Gideon Thomson was involved with many award-winning films and television programs, including such films as Saturday Night Fever and Grease; the stage production of Evita; McVicar;
and the acclaimed film, Too Far To Go for NBC New York. He was also the executive producer of the feature film
Quadrophenia. He has been an advisor to many US, UK and other European film and TV production and distribution companies.

Franco Columbu, Chief Executive Officer/Director.

Dr. Columbu, age 58, oversees all film and television activities of the Company. Dr. Columbu's extensive career in bodybuilding and powerlifting has earned him every major title including the prestigious Mr. Olympia, Mr. World and Mr. Universe titles. His connections in the film industry are extensive, having appeared in film such as Pumping Iron, Stay Hungry, Conan the Barbarian, Running Man, and Terminator. He has produced two feature films, Beretta's Island and Doublecross, through his production company Franco Columbu Productions, Inc. He also has been featured in several national commercials and been a guest on numerous talk shows. In addition to his industry experience, Dr. Columbu maintains an active chiropractic practice and consults with private individuals on health concerns for over five years. From October 1997 to the present, Mr. Columbu has also served as a Director of Westar Arthur Birzneck, President/Director.

Mr. Birzneck, age 31, has been with the Company since its inception and is responsible for overseeing all operating activities and the development of its domestic and international ventures. He is an executive producer of Westar's current feature film, The Process. Prior to Eclipse, Mr. Birzneck spent three years as president of Bask Entertainment Inc., a Vancouver, Canada based production company. He has participated financially in several film projects, most recently as an investor in Canadian-based HPP Production's
Hero of the Planet. Mr. Birzneck also has been involved in promoting numerous Hip-Hop music groups. As a principal of MB Productions, his clients included Hip Hop artists Candy Man, Lighter Shade of Brown and the Rascalz. From October 1997 to the present, Mr. Birzneck has also served as a Director of Westar John G. Smith, Vice President Legal Affairs/Director.

Mr. Smith is a Cambridge, England-educated lawyer, who has practiced corporate and commercial law in Western Canada for more than 30 years, with a specialization in entertainment and communications law. He is a principal, co-owner, and corporate counsel of The Beacon Group of Companies that manages the production, marketing, distribution and financing of motion pictures, studio projects and entertainment software.
He is a member of the Canadian Bar Association and the Law Society of British Columbia; and was previously a governor of the Canadian Tax Foundation and a director of the BC Motion Picture Foundation, as well as a variety of performing arts organizations. From January 1998 to the present, Mr. Smith has also served as a Director of Westar

Brent Nelson, Director.

Mr. Nelson, age 38, has been with the Company since its inception. He has more than 15 years experience in corporate and project financing and serves on the boards of several companies in the United States and abroad: Palmworks, Inc., CybeRecord, Inc., Interactive Objects, Inc., International Digital Technology, Inc., Mobile PET Systems, Inc. and Polar Cargo Systems, Inc. Mr. Nelson has participated financially in several film and music industry projects, including
MB Productions and the Canadian Hip Hop label Masiv Music. Approximately 5 years ago, he founded and became Managing Director of Northwest Capital Partners, L.L.C. a Bellevue, Washington based venture capital company. Northwest Capital is very active in both private and public financing on an international basis. Mr. Nelson also is executive producer of the Company's current feature film The Process. During 1997, Mr. Nelson also served as a Director of Westar.

ITEM 6.  EXECUTIVE COMPENSATION.

(a) The current officers and directors have not received any compensation to date. They will not be remunerated until the Company turns profitable.

(b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company.

(c) No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan which provides for such payment, including a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than as set forth below, there are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth previously had or is to have a direct or indirect material interest.

There was a promissory note for $442,285 payable to Northwest Capital Partners, L.L.C., a shareholder of the Company controlled by Brent Nelson, a Director of the Company. The note was unsecured and payable on demand. In October 1999 the Company issued 2,305,520 shares of Common Stock pursuant to Rule 504 Regulation D of the Securities Act of 1933 in satisfaction of that note.

Northwest Capital Partners, L.L.C. has advanced the Company the sum of $51,165. There are no specific repayment terms on this advance.

The Company entered into a marketing agreement with Westar Entertainment, Inc., on January 1, 1998 under which this firm is providing marketing for the Company's products both domestically and worldwide (see Exhibit 10.1 to this Form 10-SB). At the time this agreement was entered, and to this date, Messrs. Columbu, Birzneck, and Nelson are directors of Westar Entertainment, Inc.; Mr. Smith became a director at a later time. Currently, Messrs. Birzneck and Columbu each own approximately 40% of the issued and outstanding shares of Westar Entertainment, Inc.; Messrs. Smith and Nelson each currently own approximately 10% of such shares.

The Company has entered into distribution agreement with Mr. Columbu, an officer and director of the Company, covering the films Beretta's Island and Double Cross (see Exhibit 10.2 to this Form 10-SB). In addition, the Company has entered into a distribution agreement with Pinoy Productions, Inc. covering the film The Process (Mr. Birzneck, an officer and director of the Company, is also President of that company) (see Exhibit 10.3 to this Form 10-SB).

Certain of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain conflicts of interest may arise between the Company and its officers and directors. The Company will attempt to resolve such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preemptive rights to purchase in new issues of shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB. As of the date of this Form 10-SB, the Company had 12,016,140 shares of common stock issued and outstanding. No preferred stock has been issued to date.

Non-Cumulative Voting.

The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued capital stock consists of 37,983,860 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Liberty Transfer Company, 191 New York Avenue, Huntington Station, New York 11743, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

(a)  Market Information.

From June 27, 1997 to November 5, 1999, the Registrant's common stock was traded on the Over the Counter Bulletin Board. After the latter date, the shares have been traded in the National Quotation Bureau's Pink Sheets (symbol ECLE) and the range of closing prices shown below is reported while trading on the Bulletin Board and the Pink Sheets. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 2000

                                                High          Low

Quarter Ended March 31, 2000                    1.37          0.47

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 1999

                                                High          Low

Quarter Ended March 31, 1999                    0.48          0.25

Quarter Ended June 30, 1999                     0.37          0.25

Quarter Ended September 30, 1999                0.69          0.50

Quarter Ended December 31, 1999 *               1.00          0.19

*  The shares only traded for 13 days in the fourth quarter.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended December 31, 1998

                                                High          Low

Quarter Ended March 31, 1998                    0.75          0.50

Quarter Ended June 30, 1998                     1.31          0.64

Quarter Ended September 30, 1998                1.50          0.38

Quarter Ended December 31, 1998                 0.81          0.37

In order to qualify for relisting on the Bulletin Board, the Registrant must comply with the new eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Registrant filed its Form 10-SB Registration Statement with the Securities and Exchange Commission on November 19, 1999. The Registrant is anticipating that this Form 10-SB will clear all comments in the near future and thereafter be promptly relisted on the Bulletin Board.

(b)  Holders of Common Equity.

As of March 31, 2000, there were approximately 60 shareholders of record of the Registrant's common stock.

(c)  Dividends.

The Registrant has not declared or paid a cash dividend to stockholders since it became a "C" corporation. The Board of Directors presently intends to retain any earnings to finance Registrant operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Registrant's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On April 11, 1997, the Company sold 2,000,000 (post reverse split) shares to the 15 founding shareholders of the Company for $0.01 per share (post reverse split), resulting in total proceeds of $20,000.

On May 28, 1997, the Company sold 1,000,000 (post reverse split) shares to 39 individual for $0.10 per share, (post reverse split) resulting in total proceeds of $100,000. The shares did not commence trading on the Bulletin Board until June 27, 1997.

Between November 19, 1998 and December 31, 1998, the Company sold 215,000 (post reverse split) shares to 2 individuals for $1.51 per share (post reverse split), resulting in total proceeds of $325,407. This per share price was above the highest public trading price of $0.87 during this period.

On January 1, 1999, the Registrant sold 24,125 (post reverse split) shares of its common stock to 4 non-affiliates for $0.79 per share (post reverse split), resulting in total proceeds of $19,000. The public trading price for the shares on this date was $0.37.

On January 11, 1999, the Registrant sold 150,000 (post reverse split) shares of its common stock to 2 non-affiliates for $1.00 per share (post reverse split), for a total consideration of $150,000, and issued 15,000 (post reverse split) shares of its common stock to a non-affiliate in consideration of $15,000 for legal services rendered. The public trading price of the shares on this date was $0.40.

On January 18, 1999,  the Registrant  issued  8,995
(post reverse split) shares of its common stock to a non-affiliate in consideration of $8,995 for legal services rendered.
The public trading price of the shares on the last trading date prior to this date was $0.50.

On April 4, 1999, the Registrant issued 7,500 (post reverse split) shares of its common stock to 2 non-affiliates in consideration of legal services rendered. The public trading price of the shares on the last trading date before this date was $0.44.

On April 5, 1999, the Registrant sold 6,000,000 (post reverse split) shares of its common stock to 10 non-affiliates for $0.01 per share (post reverse split), for a total consideration of $60,000. This sale was done to being needed capital into the Company, and the pricing of the shares was done with a view to attracting this capital. The public trading price of the shares on this date was $0.37.

On April 6, 1999, the Registrant issued 40,000 shares of its common stock to a non-affiliate in consideration for legal services rendered. The public trading price of the shares on this date was $0.25.

On October 27, 1999, the Registrant issued 2,305,520 shares of restricted common stock to an affiliate in consideration of cancellation of a promissory note in the amount of $442,285. The public trading price of the share on the nearest trading date was $0.25.

No commissions or fees were paid in connection with these sales. All of the above sales, except for the last one, were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Rule 504 under Regulation D as promulgated by the U.S. Securities and Exchange Commission, and all the offerings were made to sophisticated investors; that is, the investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description (the last sale was made under Rule 506 of Regulation D).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability (see
Exhibit 3.1 to this Form 10-SB). The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section
78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The Articles of Incorporation and By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation (see Exhibit 3.2 to this Form 10-
SB). The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company.
In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Eclipse Entertainment Group, Inc.
Bellevue, Washington

We have audited the accompanying balance sheet of Eclipse Entertainment Group, Inc. as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eclipse Entertainment Group, Inc. as of December 31, 1999, and the results of its activities and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

/s/ L.L. Bradford & Company
L.L. Bradford & Company
March 24, 2000
Las Vegas, Nevada

                  ECLIPSE ENTERTAINMENT GROUP, INC.
                            BALANCE SHEET
                          December 31, 1999

                               ASSETS

Cash                                         $    2,336
Film costs                                    1,109,895
Fixed assets, net                                   633
Other assets                                        685

Total assets                                 $1,113,549

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Accounts payable and accrued liabilities      $  89,312

Due to related parties                          173,165

Total liabilities                               262,477

Stockholders' equity
Preferred stock - $.001 par value,
10,000,000 shares authorized, no shares
issued                                                -

Common stock - $.001 par value, 50,000,000
shares authorized, 12,016,140
shares issued and outstanding                    12,016

Additional paid in capital                    1,320,131

Accumulated deficit                            (481,075)

Total stockholders' equity                      851,072

Total liabilities and stockholders' equity   $1,113,549

The accompanying notes are an integral part of these financial statements

                 ECLIPSE ENTERTAINMENT GROUP, INC.
                     STATEMENTS OF OPERATIONS

                                  For the                For the
                                Year Ended              Year Ended
                                December 31             December 31
                                    1999                    1998

Revenues                        $         -             $         -

General and administrative
Expenses                            142,227                 268,786

Loss from operations               (142,227)               (268,786)

Provision for income taxes                -                       -

Net loss                        $  (142,227)            $  (268,786)

Basic and diluted loss per
common share                    $     (0.01)            $     (0.08)

Weighted average number of
Common shares used in per share
Calculation                     $12,016,140             $3,465,000

The accompanying notes are an integral part of these financial statements

                  ECLIPSE ENTERTAINMENT GROUP, INC.
                 STATEMENTS OF SHAREHOLDERS' EQUITY

                     Common Stock    Additional              Total
                                                   Accumu    Stockholders
                  Number             Paid-In       lated     Equity
                    of       Amount  Capital       Deficit
                  Shares

Balance at
January 1, 1998   3,250,000  $ 3,250  $  404,063   $ (70,062) $  337,251

Issuance of
common stock
$1.51 weighted
average price
per share           215,000      215     325,407           -     325,622

Met loss                  -         -          -    (268,786)   (268,786)

Balance at
December 31, 1998 3,465,000     3,465    729,470    (338,848)    394,087

Issuance of
common stock
$0.02 weighted
average price
per share         6,205,620     6,206    109,219           -     115,425

Issuance of
common stock for
past services
1.04                 40,000        40     41,462           -      41,502

Issuance of
common stock in
satisfaction of
a $442,285
promissory note   2,305,520     2,305    439,980           -     442,285

Net loss                  -         -          -    (142,227)   (142,227)

Balance at
December 31
1999             12,016,140    12,016  1,320,131    (481,075)    851,072

The accompanying notes are an integral part of these financial statement

                 ECLIPSE ENTERTAINMENT GROUP, INC.
                     STATEMENTS OF CASH FLOWS

                                        For the            For the
                                      Year Ended          Year Ended
                                     December 31         December 31
                                         1999                1998

Cash flows from operating activities:

Net loss                             $ (142,227)         $ (268,786)

Adjustments to reconcile net loss to
net cash used by operating activities:

Depreciation                                421                 703

Services paid with common stock          41,502                   -

Changes in operating assets and
liabilities:

Increase in film costs                 (133,420)           (561,625)

Increase (decrease) in accounts
Payable and accrued liabilities          16,835              56,527

Increase in due to related
Parties                                 103,800             447,500

Net cash used by operating
Activities                             (113,089)           (325,681)

Cash flows from financing
activities:

Proceeds from issuance of common
Stock                                   115,425             325,622

Net cash provided by financing
activities                              115,425             325,622

Net increase (decrease) in cash           2,336                 (59)

Beginning balance                             -                  59

Ending balance                            2,336                   -

Noncash financing activities:

2,305,520 shares of common stock
issued in satisfaction
of promissory note                      442,285                   -

The accompanying notes are an integral part of these financial statements

1.  Organization and summary of significant accounting policies.

Organization - Eclipse Entertainment Group, Inc. (hereinafter referred to as the "Company") was incorporated in the state of Nevada in January 1997 to engage in the business of developing, producing and marketing films for worldwide distribution. The fiscal year ends on December 31.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Film costs and amortization - Film costs represent costs incurred in the acquisition of distribution rights to motion pictures which include advances, minimum guarantees paid to producers, recoupable distribution and production costs, legal expenses, interest and overhead costs. These costs have been capitalized in accordance with Statement of Financial Accounting Standards No. 53 (SFAS 53). Film costs are amortized using the individual film forecast method whereby expense is recognized in proportion to current year revenues based upon management's estimate of future revenues. Film costs are valued at the lower of unamortized cost or estimated net realizable value. Revenue and cost forecasts for films are regularly reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a film will result in an overall loss, additional amortization will be provided to fully recognize such loss.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 5 to 7 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Loss per share - Primary and fully-diluted loss per share is based on the weighted-average number of outstanding common shares during the applicable period.

Comprehensive income - The Company has no components of other comprehensive income. Accordingly, net income equals comprehensive income for all periods.

See accompanying Report of Independent Certified Public Accountants

Advertising costs - Advertising costs incurred in the normal course of operations are expensed accordingly. No advertising costs were incurred for the years ended December 31, 1999 and 1998.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Impairment of long-lived assets to be disposed - The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

2.  Film costs.

Film costs totalling $1,109,895 at December 31, 1999 consist of completed but not released films. As of December 31, 1999 and 1998, amortization expenses have not been recorded since revenues have been not recognized for these periods. Management believes that these capitalized film costs will provide future revenue benefits. Accordingly, these costs will be amortized in the related periods when such revenues are generated in accordance with SFAS 53 as discussed in Note 1.

3.  Fixed assets.

Fixed assets consist primarily of office equipment with a historical cost of $2,196 and accumulated depreciation of $1,564 at December 31, 1999.

4.  Related party transactions.

Due to related parties at December 31, 1999 consist of the following:

See accompanying Report of Independent Certified Public Accountants

Advances payable to an entity controlled by
an officer and shareholder of the Company represent
advances, unsecured, bearing no interest, and due on
demand                                                   $  51,165

Promissory note payable to a shareholder, unsecured,
bearing interest at 8%, and due on demand                  115,000

Total due to related parties                             $ 173,165

5.  Common stock.

On April 5, 1999, the Company's Board of Directors adopted a resolution whereby it approved a 1 for 4 reverse stock split of the issued and outstanding shares of common stock. Accordingly, the accompanying financial statements have been retroactively restated to reflect the 1-for-4 reverse stock split as if such reverse stock split occurred as of the Company's date of inception.

6.  Income taxes.

The Company did not record any current or deferred income tax provision or benefit for any of the periods presented due to continuing net losses and nominal differences.

7.  Fair value of financial instruments.

The carrying amounts of cash, accounts payable, accrued liabilities, and due to related parties approximate fair value because of the short-term maturity of these instruments.

8.  Common stock.

In October 1999, the Company issued 125,000 shares of common stock in error to an unrelated company. The Company has since placed a stop on the 125,000 shares issued. Accordingly, the 12,016,140 shares of common stock issued and outstanding as of December 31, 1999 does not reflect the 125,000 shares since these shares were issued in error and a stop has been placed.

See accompanying Report of Independent Certified Public Accountant

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

                                SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ECLPISE ENTERTAINMENT GROUP, INC.


Date: April 26, 2000            By: /s/  Arthur Birzneck
                                   Arthur Birzneck, President

                     Special Power of Attorney

The undersigned constitute and appoint Arthur Birzneck their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

Signature                    Title                        Date

/s/ David Gideon Thomson     Chairman of the Board      April 26, 2000
David Gideon Thomson

/s/ Franco Columbu           Chief Executive Officer/   April 26, 2000
Franco Columbu               Director

/s/ Arthur Birzneck          President/Director         April 26, 2000
Arthur Birzneck

/s/ John G. Smith            Vice President Legal       April 26, 2000
John G. Smith                Affairs/Director

/s/ Brent Nelson             Director                   April 26, 2000
Brent Nelson

                              EXHIBIT INDEX

Exhibit                                                 Method of
Number     Description                                  Filing

3.1       Articles of Incorporation                     See Below

3.2       Bylaws                                        See Below

10.1      Distribution Agreement with Westar
          Entertainment, Inc. (see Exhibit 10 to the
          Form 10-KSB filed on April 11, 2000)          Incorporated
                                                        by Reference

10.2      Agreement (Franco Columbu)                    See Below

10.3      Distribution Agreement                        See Below

24        Special Power of Attorney                     See Signature
                                                        Page

27        Financial Data Schedule                       See Below